Exhibit 12.1

Everest Re Group, Ltd.

Ratio of Earnings (Losses) to Fixed Charges (including Annuity Interest Expense) (1)

(Dollars in thousands)

	Three Months Ended
	March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes (benefits) and excluding income attributable to noncontrolling ineterests	$347,165	$469,839	$1,549,088	$939,526	$(233,947)	$591,238	$939,321
Fixed Charges:
Assumed interest component of rent expense	1,100	1,054	4,322	4,251	4,244	3,937	3,545
Interest expense on debt and long term notes	7,568	13,481	46,118	53,683	52,319	55,830	72,081
Interest expense on annuity contracts	303	532	2,770	2,902	2,998	3,084	8,804

Total fixed charges	8,971	15,067	53,210	60,836	59,561	62,851	84,430
Earnings plus fixed charges	$356,136	$484,906	$1,602,298	$1,000,362	$(174,386)	$654,089	$1,023,751
Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2)	39.70	32.18	30.11	16.44	(2.93)	10.41	12.13

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on senior debt, subordinated debt, amortization of bonds, annuity contracts, revolving credit agreements and that portion of operating leases that are representative of the interest factor.
(2)	Amount of additional “earnings” that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

Year Ended
December 31,
(Dollars in millions)	2011
Everest Re Group (including interest on annuities)	$233.9